

CanMonkey
The future of trash day.®

INVEST IN **CANMONKEY**

The Uber of trash

canmonkey.com Tempe, AZ





Highlights

1. Ranked #21 Nationwide: 2025 INC. 5000 Fastest-Growing Consumer Services Company in the U.S.

2. Scaled platform with 6K+ properties subscribed and operations in 25 states and 500+ cities

3. $3M 2024 revenue, projecting $3.5M in 2025 revenue (not guaranteed)

4. Custom developed marketplace application with over 10K registered CanRunners

5. Doubled new signup growth in past 12 month

6. Strong client base of companies in the Airbnb industry, recognized by the SKIFT Travel Tech 250

7. Featured in Inc. Magazine, Business Insider, ABC News, USA Today, and The Business Journal

Featured Investors



Madison Rifkin
Syndicate Lead

Follow

Invested $5,000 ⓘ

"As the founder and CEO of Mount, I've worked in the short term rental industry alongside the CanMonkey team for the last 3 years. I've seen CanMonkey's explosive growth in our industry. I've heard countless customers sing the praises of CanMonkey. I'd been asking Alex for years when I could invest, and now is the time. I consider this company the Uber for trashcan pickup and delivery. Yes, they started in the Airbnb/STR market, but the applications are endless. Not to mention the gig economy side for the workers. They get steady gigs and a real income stream. I give my full endorsement."

Other investors include <u>other</u>

Our Team



Alexander Shapiro   Co-Founder and CEO

With a strong focus on sales and marketing, Alex has been instrumental in driving growth and success for several Fortune 500 companies in the real estate landscape.



Marc Zagoury   Founder and CEO



Marc Zagoury Founder and CFO

Serial entrepreneur and expert in finance and business operations with over 25 years of experience. Marc has scaled several businesses into millions in revenue.



Spencer Thornock Chief Technology Officer

With 20 years of experience in software development, designing and deploying web applications for Fortune 500 companies, including Disney, T-Mobile, and MillerCoors



Jen Ford Advisor

Former CFO at TurnKey – acquired by Vacasa in 2019 for $618.8M. She has led successful teams in a broad range of finance, operational and strategic functions through the highs of triple digit growth, IPOs, and acquisitions.



Alex O. Husner Advisor

Former Chief Marketing Officer for two of the largest vacation rental companies in the US. Alex is also founder and co-host of "Alex & Annie" - a Top 5% globally ranked podcast in the short-term rental industry.



James DeBois Chief Operating Officer

Bringing 10 years of logistics and operations expertise from his time at Anheuser-Busch distributing. Outside of work, James is an avid golfer who played division 1 golf in college.

Pitch

CanMonkey is an app-enabled trash-can-handling service making sure clients' trash cans are at the right place at the right time.

The Future of Trash Day

The Future of Trash Day

Say goodbye to the dreaded chore of handling your trash cans or forgetting to take them out on collection day. With CanMonkey, you can leave the chore to our network of app-enabled CanRunners that ensure your trash cans are always at the right place at the right time.







Nº 21
Consumer Services

SKIFT TRAVEL TECH 250

Problem

The dreaded chore: taking out the trash.

Taking out the trash is a smelly, messy, and downright gross chore – let's face it, nobody likes doing it!

HOMEOWNER

- Tedious weekly chore
- Missed trash days
- HOA fines and duty to comply
- Unsafe for elderly and disabled



VACATION RENTAL

- Vacationing guests don't do it
- Not always present on trash day
- Higher risk of trash overflow
- Unhappy neighbors if cans left out



Solution

CanMonkey takes it out for you.

Our recurring services platform harnesses cutting-edge technology and the gigwork model to take trash cans to the curb and back on collection day via a network of app- enabled CanRunners.

BENEFITS

- ✓ Never miss trash day
- ✓ No more handling smelly trash cans
- ✓ Avoid HOA fines and duty to comply
- ✓ Indispensable for elderly and disabled
- ✓ Must-have for second-home owners
- ✓ Essential for vacation rentals



Can-to-curb service

Featured In





azcentral.



BUSINESS INSIDER

THE ARIZONA REPUBLIC

Massive Untapped Market

For reference, the apartment trash valet sector is a $10B industry, and the market leader serves 1.5 million doors. There are 85M houses vs 20M apartments in the US.



TAM 85 million detached houses in the US
SAM 35 million houses
Obtainable Market Share
$5B+
1M Airbnb house listings in the US
5M Homeowners over 65 living alone
5M Affluent household w/income $200k+
9M Americans own a second home
15M Houses part of HOA communities

Profitable by design

CanMonkey
vs
Uber
DOORDASH
Subscription Based
Monthly recurring revenue stream
One-time sale necessitates continual repeat purchase
Route Amortization
Service routes contain 20+ stops
Challenge of squeezing a profit on a single ride or single food delivery
Healthy margins
Up to 70% gross margins on routes
Ride sharing gross margin is 44% and 30% for food delivery
Client Retention
Food delivery and ride sharing is competitive









Exceptionally low homeowner churn rate
and price sensitive

70% margins reflect our most efficient routes. The more properties on a route, the greater the margin. Our average margin is currently at ~39% but we believe scaling will improve this average with the potential to hit an average of 70%.

The Platform

Utilizing the latest cloud-based technology, CanMonkey has developed a custom software platform with the scaling capability to service tens of thousands of properties with no geographical limitations.



Homeowner
Airbnb
Property Manager
CanMonkey
Optimized route
Assigned to CanRunner
Roll-out
end-to-end real time tracking
Optimized route
Assigned to CanRunner
Roll-in

Traction

Quarterly Sales ($)
1,050,000
875,000
2024 Q4 (EST)





Subscriber Growth

(Legend: Subscribed, Waitlist)

6,000+
Subscriptions

2,000+
Property waitlist

25+
States

500+
Cities

$3M+
ARR

1,500+
Weekly routes

Projections



CanMonkey is primed for growth.

- ✓ Proof of Concept
- ✓ Technology
- ✓ Scaled Operations
- ✓ Profit Margins

We have the right team and the right technology to create the **next billion-dollar business** within the **On-Demand and Do-It-For-Me economies**..



Forward-looking projections not guaranteed.



In order to reach this level of growth by 2029, we anticipate needing $10M in funding. This growth assumes we capture 15% of the market and have 75k-100k customers.

Forward-looking projections not guaranteed.

Scaling = Greater Margins

Gross Margin Projections

80.0%



Forward-looking projections not guaranteed.

CanMonkey